EX99.28(d)(12)(ii)

Amendment To
The Investment Sub-Advisory Agreement Between Jackson National Asset
Management, LLC, Neuberger Berman Fixed Income LLC, And
Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), Neuberger Berman Investment Advisers LLC (formerly Neuberger Berman Fixed Income LLC), a Delaware limited liability company and registered investment adviser (“Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

                       Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio (the “Funds”) of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the Agreement in order to reflect a change in the entity name for the Sub-Adviser.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement by deleting all reference to Neuberger Berman Fixed Income LLC in its entirety and replacing it with the following entity name:

Neuberger Berman Investment Advisers LLC.

                        In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 30th day of December, 2015, effective January 1, 2016.

Jackson National Asset Management, LLC		Neuberger Berman Investment Advisers LLC

By:	/s/ Mark D. Nerud	By:	/s/ Robert Conti
Name:	Mark D. Nerud	Name:	Robert Conti
Title:	President and Chief Executive Officer	Title:	Managing Director

Jackson Variable Series Trust

By:	/s/ Emily J. Bennett
Name:	Emily J. Bennett
Title:	Assistant Secretary